UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies

I.           General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ X ]           Merger

                                                [     ]           Liquidation

                                                [     ]           Abandonment of Registration
(Note:  Abandonment's of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

                                                [     ]            Election of status as a Business Development Company
(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.           Name of fund:

TS&W / Claymore Tax-Advantaged Balanced Fund (the "Fund")

3.           Securities and Exchange Commission File No.:

811-21515

4.           Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                                                [  ] Initial Application               [  X ] Amendment

5.           Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

2455 Corporate West Drive
Lisle, Illinois  60532

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Kevin M. Robinson
2455 Corporate West Drive
Lisle, Illinois  60532
(630) 577-2201

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Guggenheim Funds Investment Advisors, LLC
2455 Corporate West Drive
Lisle, Illinois  60532
(as adviser)

and

Thompson, Siegel &Walmsley LLC
6806 Paragon Place
Suite 300
Richmond, Virginia 23230
(as sub-adviser)

and

SMC Fixed Income Management, LP
103 Carnegie Center, Suite 305
Princeton, New Jersey 08540
(as sub-adviser)

and

The Bank of New York Mellon
101 Barclay Street
New York, NY 10286
(as custodian)

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.           Classification of fund (check only one):

                                               [X]           Management company;

                                               [   ]           Unit investment trust; or

                                               [   ]           Face-amount certificate company.

9.           Subclassification if the fund is a management company (check only one):

[ ]	Open-end	[X]	Closed-end

10.          State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                                               Guggenheim Funds Investment Advisors, LLC
                                               2455 Corporate West Drive
                                               Lisle, Illinois  60532

and

Thompson, Siegel &Walmsley LLC
6806 Paragon Place
Suite 300
Richmond, Virginia 23230

and

SMC Fixed Income Management, LP
103 Carnegie Center, Suite 305
                                                Princeton, New Jersey 08540

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

None

13.           If the fund is a unit investment trust ("UIT") provide:  N/A

                                 (a)          Depositor's name(s) and address(es):

                                 (b)          Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes	[X]	No

If Yes, for each UIT state:

Name(s):

File No.: 811-_____

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                                                [X]        Yes                                [   ]     No

If Yes, state the date on which the board vote took place:

August 11, 2011

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment or Registration?

                                                [X]         Yes                                 [   ]     No

If Yes, state the date on which the shareholder vote took place:

November 23, 2011

If No, explain:

II.           Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]	Yes	[ ]	No

(a)	If Yes, list the date(s) on which the fund made those distributions:

  January 13, 2012

(b)	Were the distributions made on the basis of net assets?

[X]	Yes	[ ]	No

(c)	Were the distributions made pro rata based on the share of ownership?

[X]	Yes	[ ]	No

(d)	If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

       The shares of the Fund were exchanged for shares of Guggenheim Municipal Income Fund (formerly, Rydex│SGI Municipal Fund) (the “Acquiring Fund”), a series of Security Income Fund, at a ratio of 1-to-1. The Acquiring Fund had not issued any shares prior to the reorganization so, in connection with the reorganization, it issued a number of shares equal to the number of shares of the Fund that were outstanding immediately prior to the reorganization.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ]	Yes	[ ]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.           Closed-end funds only:

Has the fund issued senior securities?

[X]	Yes	[ ]	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

The Fund had outstanding auction market preferred shares of beneficial interest (“Preferred Shares”).  Pursuant to the terms of the Agreement and Plan of Reorganization all outstanding Preferred Shares were redeemed by the Fund at the redemption price of $25,000 per share plus an amount equal to accumulated but unpaid dividends (whether or not earned or declared) to the date fixed for redemption, in accordance with the terms of the Fund’s Statement of Preferences of Auction Market Preferred Shares.

18.           Has the fund distributed all of its assets to the fund's shareholders?

[X]	Yes	[ ]	No

If No,

                (a)       How many shareholders does the fund have as of the date this form is filed?

                (b)       Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes	[X]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.           Assets and Liabilities

20.           Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[ ]	Yes	[X]	No

If Yes,

                (a)      Describe the type and amount of each asset retained by the fund as of the date this form was filed?

                (b)      Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ]	Yes	[ ]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes	[X]	No

If Yes,

               (a)         Describe the type and amount of each debt or other liability:

               (b)         How does the fund intend to pay those outstanding debts or other liabilities?

IV.           Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

                                (i)        Legal expenses: $433,000
                                (ii)       Accounting expenses: $18,000

                                (iii)       Other expenses (list and identify separately):

Mailing expenses:	$ 23,000
Printing expenses:	$ 15,000
Insurance:	$110,000
Transfer Agent:	$ 36,000
Other:	$ 25,000

                               (iv)         Total expenses (sum of lines (i)-(iii) above): $660,000

                 (b)          How were those expenses allocated?

$260,000 of the expenses of the merger were borne by the Fund. Amounts in excess of $260,000 were borne by Guggenheim Funds Investment Advisors, LLC.

                 (c)          Who paid those expenses?

$260,000 of the expenses of the merger were borne by the Fund. Amounts in excess of $260,000 were borne by Guggenheim Funds Investment Advisors, LLC.

                 (d)          How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes	[X]	No

If Yes, cite the release numbers of the Commission's notice and order, or if no notice or order has been issued, the file number and date the application was filed:

V.           Conclusion of Fund Business

24.          Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes	[X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes	[X]	No

If Yes, describe the nature and extent of those activities:

VI.           Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

Guggenheim Municipal Income Fund (formerly Rydex│SGI Municipal Fund), a series of Security Income Fund

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-02120 (Series Identifier: S000034466)

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Exhibit 4 to Form N-14 (File No. 333-176853) of Security Income Fund filed on September 15, 2011, and amended on September 29, 2011, and October 24, 2011

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of TS&W / Claymore Tax-Advantaged Balanced Fund, (ii) he is the Chief Executive Officer of TS&W / Claymore Tax-Advantaged Balanced Fund and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N8-F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

TS&W / CLAYMORE TAX-ADVANTAGED BALANCED FUND

By:       /s/Kevin M. Robinson
             Kevin M. Robinson
            Chief Executive Officer